UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2024
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE
On November 6, 2024, trivago N.V. will hold a conference call regarding its unaudited financial results for the third quarter ended September 30, 2024. Copies of the operating and financial review for the third quarter of 2024 and the unaudited condensed consolidated interim financial statements as of September 30, 2024 are furnished as Exhibits 99.1 and 99.2 hereto.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

trivago N.V.
Date: November 5, 2024	By:	/s/ Robin Harries
Robin Harries
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Operating and Financial Review for the Third Quarter of 2024.
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2024.